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                    (BAKER & MCKENZIE LOGO)    BAKER & MCKENZIE LLP
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                                               New York, New York 10036, USA

                                               Tel: +1 212 626 4100
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                                               www.bakermet.com



ASIA                                           Tel: +1 212 891 3587
PACIFIC                                        Fax: +1 212 310 1687
Bangkok             December 23, 2005          Robert.A.Grauman@Bakernet.com
Beijing
Hanoi               SECURITIES AND EXCHANGE COMMISSION
Ho Chi Minh City    100 F Street NE
Hong Kong           Washington, D.C.  20549
Jakarta             Attn: Michael K. Pressman, Esq.
Kuala Lumpur              Special Counsel
Manila                    Division of Corporation Finance - Office of
Melbourne                 Acquisitions and Mergers
Shanghai
Singapore                 Re:      Fresenius Medical Care AG/Fresenius Medical
Sydney                             Care AG & Co. KGaA
Taipei                             Registration Statement on Form F-4
Tokyo                              (File No. 333-128899)
                                   Schedule TO (File No. 5-49531)
EUROPE &                           File No.: 56176174-000003
MIDDLE EAST
Almaty              Dear Mr. Pressman:
Amsterdam
Antwerp             On behalf of Fresenius Medical Care AG (the "Company"), we
Bahrain             are submitting together with this letter, via EDGAR,
Baku                Amendment No. 2 to the Company's Registration Statement on
Barcelona           Form F-4 (File No. 333-128899), as originally filed on
Berlin              October 7, 2005 and amended on November 17, 2005, and a
Bologna             revised Schedule TO (File No. 5-49531. Amendment No. 2 is
Brussels            being filed in response to comments from the Staff of the
Budapest            Securities and Exchange Commission (the "Commission")
Cairo               provided by letter dated November 29, 2005 from Michael K.
Dusseldorf          Pressman of the Staff to Charles F. Niemeth of this firm.
Frankfurt/Main      The revised Schedule TO is being filed as a
Geneva              pre-commencement filing to update information in that
Kyiv                document by including references to Amendment No. 2. As
London              requested by the Staff, we are filing this letter today as
Madrid              Edgarized correspondence as part of the EDGAR submission
Milan               of Amendment No. 2 and the revised Schedule TO.
Moscow
Munich              The numbered paragraphs below set forth the Staff's
Paris               comments in italicized, bold type together with the
Prague              Company's responses in regular type. Unless otherwise
Riyadh              indicated, capitalized terms used herein have the meanings
Rome                assigned to them in the Registration Statement. The
St. Petersburg      revisions described below are marked in the amendments
Stockholm           being submitted.
Vienna
Warsaw              Schedule TO
Zurich
                    General
NORTH & SOUTH
AMERICA             1.    IT APPEARS FROM OUR REVIEW OF THE AMENDED
Bogota                    REGISTRATION STATEMENT THAT YOU MAY NEED NO-ACTION
Brasilia                  AND/OR EXEMPTIVE RELIEF FROM SEVERAL US TENDER OFFER
Buenos Aires              RULES IN ORDER TO CONDUCT THE OFFERS AS DESCRIBED IN
Calgary                   YOUR PROSPECTUS. THE FOLLOWING ARE SOME OF THE AREAS
Caracas                   FOR WHICH WE BELIEVE SPECIFIC RELIEF MAY BE
Chicago                   NECESSARY.
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC
                    Baker & McKenzie LLP is a member of Baker & McKenzie
                    International, a Swiss Verein.
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(BAKER & MCKENZIE LOGO)

        - YOU ARE CONDUCTING TWO SEPARATE OFFERS. SHARES PURCHASED IN THE GERMAN OFFER ARE TECHNICALLY BEING PURCHASED OUTSIDE OF THE US OFFER, WHICH IS PROHIBITED BY RULE 13E-4(f)(6) AND RULE 14E-5. RELIEF FOR SUCH PURCHASES IN A DUAL OFFER CONTEXT IS NOT PROVIDED AS OF RIGHT IN THE TIER II EXEMPTION; RATHER, WE HAVE STATED THAT YOU MUST SPECIFICALLY REQUEST RELIEF FOR SUCH PURCHASES. SEE QUESTION 3 IN SECTION II.L OF THE JULY 2001 SUPPLEMENT TO THE DIVISION OF CORPORATION FINANCE'S MANUAL OF PUBLICLY AVAILABLE TELEPHONE INTERPRETATIONS (DIRECTING YOU TO CONTACT THE OFFICE OF TRADING PRACTICES IN THE DIVISION OF MARKET REGULATION TO SEEK SUCH RELIEF).

        - RULE 13E-4(i)(2)(II) ALLOWS YOU TO CONDUCT SEPARATE US AND FOREIGN OFFERS WHERE THE US OFFER IS OPEN ONLY TO US PERSONS AND THE FOREIGN OFFER IS OPEN ONLY TO NON-US PERSONS. YOUR DUAL OFFER STRUCTURE DOES NOT TECHNICALLY FALL WITHIN RULE 13E-4(i)(2)(ii) BECAUSE ADS HOLDERS, WHEREVER RESIDENT, MUST PARTICIPATE IN THE US OFFER.

        - WE HAVE BEEN ADVISED IN THE CONTEXT OF OTHER GERMAN TENDER OFFERS THAT GERMAN LAW IMPOSES A MAXIMUM OFFER PERIOD, BEYOND WHICH A TENDER OFFER MAY NOT BE EXTENDED. WILL YOU NEED RELIEF IN ORDER TO AVOID A POTENTIAL CONFLICT BETWEEN A MAXIMUM GERMAN OFFER PERIOD AND AN OBLIGATION TO EXTEND THE US OFFER IN THE EVENT OF A MATERIAL CHANGE? SEE AXEL SPRINGER AG NO-ACTION/EXEMPTIVE LETTER (SEPTEMBER 12, 2005).

            THIS LIST IS NOT INTENDED TO BE EXCLUSIVE, NOR TO INDICATE THAT THESE ARE THE ONLY AREAS OF RELIEF THAT MAY BE NECESSARY FOR YOUR OFFERS. RATHER, IT IS YOUR RESPONSIBILITY TO IDENTIFY ANY OTHER RULES OR STATUTORY PROVISIONS FOR WHICH RELIEF MAY BE REQUIRED. TO ASSIST IN YOUR REVIEW, NOTE THAT WE HAVE PREVIOUSLY GRANTED NO-ACTION AND EXEMPTIVE RELIEF IN CONNECTION WITH GERMAN AND OTHER FOREIGN TENDER OFFERS. THESE LETTERS ARE LISTED ON OUR WEB SITE, IN THE DIVISION OF CORPORATION SECTION. FOR FUTURE REFERENCE, NO-ACTION OR EXEMPTIVE RELIEF SHOULD GENERALLY BE SOUGHT BEFORE THE FILING OF A REGISTRATION STATEMENT TO AVOID DELAYING EFFECTIVENESS WHILE WE REVIEW YOUR REQUEST.

RESPONSE: The Company has submitted a request for exemptive or no-action relief, as applicable, with respect to (i) participation by ADR holders, wherever located, in the U.S. Offer in light of the requirement of Rule 13e-4(i)(2)(ii) that dual offers be made to U.S. holders "only" and to non-U.S. holders "only;" and (ii) the application of Rules 13e-4(f)(6) and 14e-5 to share purchases pursuant to the German Offer while the U.S. Offer is in progress Rules 13e-4(i)(2). The Company submitted its first draft of such request to the Office of Trading Practices of the Division of Market Regulation on December 2, 2005 and provided a copy to Mr. Pressman contemporaneously with the submission. We received comments on the draft from both the Division of Market Regulation and the Division of Corporation Finance and a revised draft responding to those comments was submitted on


December 23, 2005                                                         Page 2
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December 19, 2005. Additional comments were received and a further revised draft was submitted on December 20, 2005.

With regard to your comment regarding a possible need for exemptive relief arising out of maximum duration provisions of German law, the Company has been advised by Norr Stiefenhofer Lutz, its German counsel, that the Conversion is considered to be an internal restructuring transaction between the Company and its shareholders, rather than a takeover bid, and therefore is not subject to the German Takeover Code. German law does not otherwise impose a maximum duration on the Conversion period.

2. AS YOU KNOW, YOU ARE REQUIRED TO CALCULATE ELIGIBILITY TO RELY ON THE TIER II EXEMPTION BASED ON US OWNERSHIP ON THE THIRTIETH DAY BEFORE COMMENCEMENT OF THE TENDER OFFER. YOU HAVE DISCLOSED THAT THE US AND GERMAN OFFERS MAY NOT COMMENCE ON THE SAME DAY. TELL US IN YOUR RESPONSE LETTER WHICH DATE YOU WILL USE FOR PURPOSES OF THE US OWNERSHIP CALCULATION.

RESPONSE: The Company has determined that it will commence the U.S. and German offers on the same date and so advised Mr. Pressman. The Company will therefore bring down its prior U.S. ownership calculation of eligibility for the Tier II to the thirtieth day before such date.


Questions and Answers about the U.S. Offer, page 4


Why are there two offers?

3. THE DISCLOSURE HERE IS SO NON-SPECIFIC AS TO BE ESSENTIALLY MEANINGLESS. BRIEFLY EXPLAIN WHAT "LEGAL REASONS" AND "REGULATORY REQUIREMENTS" HAVE CAUSED YOU TO CHOOSE THE DUAL OFFER STRUCTURE.

RESPONSE: The Company has revised and expanded its disclosure with regard to the reasons for the dual offer structure in response to this request. See the revised response to this question and the disclosure under "Summary - The U.S. Offer and the German Offer."

What are the differences between the German and the U.S. offer?

4. HERE AND IN SEVERAL OTHER PLACES THROUGHOUT THE PROSPECTUS, YOU REFER TO "OTHER `U.S. PERSONS,' AS DEFINED IN THE RULES OF THE SEC." BECAUSE THE CONCEPT OF WHO IS ELIGIBLE TO PARTICIPATE IN THE US OFFER IS CRITICAL, YOU MUST DEFINE THIS TERM IN THE OFFER MATERIALS AND SPECIFICALLY IDENTIFY THE "SEC RULE" TO WHICH YOU REFER.

RESPONSE: The disclosure has been revised to eliminate these undefined terms and use only "U.S. residents" in referring to participants in the U.S. offer. In addition to the revised


December 23, 2005                                                         Page 3
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response to this question, see "Summary - The U.S. Offer and the German Offer"
and "The U.S. Offer - The U.S. Offer and the German Offer."

After I tender my preference shares in the U.S. offer, may I change my mind and withdraw them?

5. WE NOTE THAT ADS HOLDERS WHO TENDER THEIR SECURITIES AND THEN WITHDRAW THEM MUST PAY A FEE OF $10 PER 100 ADSS. YOU INDICATE THAT THE FEE IS THE COST OF TAKING THE SHARES OUT OF ADS FORM WHEN INITIALLY TENDERED, AND THEN PUTTING THEM BACK INTO ADS FORM WHEN WITHDRAWN. HOWEVER, WE NOTE THAT THERE IS NO FEE ASSOCIATED WITH TENDERING ADSS. ANY LIMITATIONS ON OR BURDEN ASSOCIATED WITH THE EXERCISE OF WITHDRAWAL RIGHTS AFFORDED UNDER RULE 13E-4(f)(2)(i) IS OF CONCERN, AS THOSE RIGHTS ARE CENTRAL TO THE PROTECTIONS AFFORDED IN RULE 13E-4. PLEASE CLARIFY THE FOLLOWING MATTERS IN YOUR RESPONSE LETTER:

         - WHY ARE THESE FEES NECESSARY? IT IS OUR UNDERSTANDING THAT WHEN ADSS ARE TENDERED INTO AN OFFER, THE UNDERLYING SHARES ARE NOT "STRIPPED OUT" UNTIL A PURCHASE OCCURS AT THE END OF THE OFFER PERIOD.

         - ARE THESE FEES BEING ASSESSED BY THE DEPOSITARY? BY FRESENIUS? OR
         BOTH?

         - WE NOTE THE DISCLOSURE THAT TENDERING ADSS HOLDERS WHO DO NOT WITHDRAW WILL NOT HAVE TO PAY A FEE ASSOCIATED WITH "DISSOLVING" THEIR ADS WHEN PURCHASED. PLEASE EXPLAIN WHY. DOES THE DEPOSITARY IMPOSE A FEE IN THAT CIRCUMSTANCE? IS THAT FEE BEING BORNE BY FRESENIUS? OR HAS THE DEPOSITARY AGREED TO WAIVE ITS FEE FOR ADS PURCHASED IN THE US OFFER?

RESPONSE: The fee of $10 per 100 ADSs that are tendered and then withdrawn has been eliminated and all references to fees imposed on withdrawing shareholders have been deleted. See the revised response to this question and the disclosure under "Summary - Withdrawal Rights" and "The U.S. Offer - Withdrawal Rights." Supplementally, we advise you that the depositary has agreed to waive its fee for all ADSs tendered, whether or not later withdrawn, in the U.S. Offer, and the Company will pay the depositary's fees for issuance of Ordinary Share ADSs to converting shareholders.

Withdrawal Rights, page 14

6. THE DISCLOSURE HERE INDICATES THAT WHEN ADSS ARE WITHDRAWN, YOU WILL RETURN THE ADSS IMMEDIATELY, BUT WILL RETAIN THE ASSOCIATED CONVERSION PREMIUM PAID BY THE TENDERING ADS HOLDER UNTIL THE COMPLETION OF THE US OFFER. PLEASE EXPLAIN IN YOUR RESPONSE LETTER WHY YOU BELIEVE THIS IS CONSISTENT WITH THE WITHDRAWAL RIGHTS PROVISIONS IN RULE 13E-4(f)(2)(i). IN ADDITION, DISCUSS WHY THIS DELAY IS NECESSARY AND TO WHAT EXTENT, IF AT ALL, IT IS CAUSED BY GERMAN LAW OR PRACTICE.


December 23, 2005                                                         Page 4
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RESPONSE: The depositary, which is also acting as the U.S. ADS exchange agent, has agreed that conversion premiums associated with withdrawn ADSs will be returned promptly after the withdrawal of such ADSs. The Company has revised the relevant disclosure accordingly in the response to the question discussed in our response to Staff comment 5 and under "Summary - Withdrawal Rights" and "The U.S. Offer - Withdrawal Rights."

Delivery of Ordinary Shares and Ordinary ADSs, page 14

7. DISCLOSE APPROXIMATELY WHEN THE "REGISTRATION OF THE CONVERSION WITH THE COMMERCIAL REGISTER" WILL OCCUR. WE NOTE THAT PROMPT PAYMENT IS KEYED OFF THAT DATE.

RESPONSE: Registration of the Conversion with the commercial register will take place approximately one week after termination of the Offers (including, if applicable, any extension), and such information has been added to the disclosure. In addition, we advise that the prior disclosure was erroneous. Shares will be delivered two to three German banking days, rather than eight to nine German trading days, after registration with the commercial register. (The prior inclusion of eight to nine days was actually a reference to the estimated elapsed time between expiration of the Conversion Offers and the delivery of Ordinary Shares.) See "Summary - Delivery of Ordinary Shares and Ordinary ADSs," and "The U.S. Offer - Delivery of our Ordinary Shares and Ordinary Share ADSs; Settlement Date."

Conditions to the US Offer, page 35

8. YOU LIST ONLY TWO OFFER CONDITIONS IN BULLET POINTS IN THIS SECTION. CLARIFY WHETHER THE US OFFER IS CONDITIONED ON CONSUMMATION OF THE GERMAN OFFER AND VICE VERSA. IF THIS IS THE CASE (OR NOT), THE IMPLICATIONS MUST BE FULLY DISCUSSED IN YOUR OFFER MATERIALS. FOR EXAMPLE, IF THE US OFFER IS CONDITIONED ON THE GERMAN OFFER, THEN ALL OF THE GERMAN OFFER CONDITIONS EFFECTIVELY BECOME CONDITIONS TO THE US OFFER AS WELL AND SHOULD BE LISTED. IF THE OFFERS ARE NOT CROSS-CONDITIONED ON ONE ANOTHER, AND ONE MAY CLOSE BUT NOT THE OTHER, THE IMPLICATIONS MUST BE DISCUSSED IN THE PROSPECTUS.

RESPONSE: The Company advises that the German Offer is subject to the same conditions as the U.S. Offer and that there are no additional conditions to the German Offer. The disclosure has been revised to so state and also to indicate that while neither offer is expressly conditioned upon consummation of the other offer, the effect of the identical conditions, combined with the Company's disclosure that any determination to waive or not to waive any condition will be the same as to both offers, means that either both offers will be consummated or neither offer will be consummated. In addition, after consultation with the agent bank under its senior credit agreement, the Company has determined that an


December 23, 2005                                                         Page 5
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amendment to its senior credit agreement is not required in connection with the conversion, and this condition has been deleted. See "The U.S. Offer - Conditions to the U.S. Offer."

9. SEE OUR LAST COMMENT. IF THE OFFERS ARE CROSS-CONDITIONED ON ONE ANOTHER BUT WILL NOT END ON THE SAME DATE, THIS MAY VIOLATE OUR PROHIBITION ON OFFER CONDITIONS THAT SURVIVE THE EXPIRATION OF AN OFFER. WE MAY HAVE FURTHER COMMENTS AFTER REVIEWING YOUR RESPONSE TO THE LAST COMMENT.

RESPONSE: As indicated above in response to Comment 8, the U.S. and German offers are not cross-conditioned on one another. Thus, the Company believes that no additional disclosure is required in response to this comment.

Structure of the Conversion and Transformation. page 43

10. WE NOTE THE DISCLOSURE HERE THAT YOUR NON-VOTING PREFERENCE SHARES ARE HELD IN BEARER FORM. ELSEWHERE IN THE PROSPECTUS, YOU INDICATE THAT FRESENIUS IS CURRENTLY ABLE TO RELY ON THE TIER II EXEMPTION FROM OUR TENDER OFFER RULES, AND THAT YOU WILL CONFIRM THAT THIS IS STILL THE CASE ON THE DATE THAT IS THIRTY DAYS BEFORE COMMENCEMENT OF THE OFFER. PLEASE EXPLAIN IN YOUR RESPONSE LETTER HOW YOU HAVE BEEN ABLE TO ASCERTAIN THE OWNERSHIP OF SHARES HELD IN BEARER FORM IN CALCULATING THE US OWNERSHIP OF THE TARGET SHARES.

RESPONSE: As you note, the Company's preference shares are in bearer form, which clearly limits its ability to determine beneficial ownership. The Company used the following procedures to confirm its entitlement to Tier II relief:

      - It has assumed (though not required to do so) that all Preference Shares represented by ADSs are held by U.S. residents.

      - With the assistance of a shareholder communication consultant, the Company made inquiries of banks, brokers and other financial intermediaries in Germany and the United States and identified significant institutional and other major holders of its Preference Shares.

The assumptions and efforts described above have enabled FMC-AG to identify the holders of approximately 75% of its outstanding Preference Shares. Of such shares, the Company identified 6,954,322 shares as held by U.S. residents, and registered the offer and sale of that number of Ordinary Shares in the U.S. Offer. Except for such 6,954,322 shares, the Company does not know or have reason to know that its bearer preference shares are held by U.S. residents. Under Securities Act Release Nos. 33-7759 ( the "Cross-Border Release"), where a foreign private issuer does not know or have reason to know that its bearer shares are held by U.S. residents, the shares will not be treated as held by U.S. residents. (Cross-Border Release, footnote 75.) The 6,954,322 Preference Shares identified as held by U.S.


December 23, 2005                                                         Page 6
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residents represent less than 30% of FMC-AG's outstanding Preference Shares, as a result of which Tier II relief is available.

In connection with the above response to this Comment, the Company has revised the prospectus disclosure relating to its reliance on the Tier II exemption to delete references to having conducted a "top-down" computation pursuant to Rule 13e-4(h)(8) and (i)(9), to indicate specifically that the Preference Shares are bearer shares and to provide a summary of the inquiries described in this response.

The Registration Statement has also been amended to increase the number of ordinary shares being registered for issuance in the U.S. Offer by 350,000 shares. The additional shares were registered to provide for possible exercise of stock options between the effective date of the Registration Statement and expiration of the Conversion Offers. The exercise of such options and the resulting increase in preference shares outstanding would not affect the Company's determination that Tier II relief is available for the Conversion Offers.

Closing Comments

When the Company filed Amendment No. 1 to the Registration Statement on November 17, the submission included, as Edgar correspondence, a letter from the Company and the general partner of Fresenius Medical Care AG & Co. KGaA acknowledging the matters set forth in the letter described in the second paragraph under the "Closing Comments." We have been advised by Mr. Pressman that an additional such letter is not required.

Other Changes

In addition to the changes discussed above made in response to the Staff's comments, Amendment No. 2 includes updating changes and clarifications. All of such additional changes are marked in Amendment No. 2.

Concurrently with the filing of Amendment No. 2 to the Registration Statement, we are also filing a revised pre-commencement Schedule TO. The Schedule TO has been revised to incorporate by reference the applicable revised information included in Amendment No. 2 to the Registration Statement in response to Staff comments or otherwise.

The Company has been advised by Mr. Pressman that the responses set forth above and related disclosure revisions are satisfactory and that the Staff will not be issuing further comments. The Company intends to request that the Registration Statement be declared effective on January 4, 2006, and will submit an acceleration request to that effect on December 30. Prior to effectiveness, the Company will file one additional amendment. That amendment will be filed solely to place on file new tax opinions (Exhibits 8.1 and 8.2) that will be dated the effective date of the Registration Statement. We expect to file that amendment after 5:30 pm on January 3, 2006 with a resulting filing date of January 4, 2006.


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This will assure that the opinions will be on file prior to the actual declaration of effectiveness of the Registration Statement but will be dated the effective date.

Please direct any further questions or comments regarding the Registration Statement, as amended, the revised Schedule TO, this letter or any other related matters to me at (212) 891-3587, Charles F. Niemeth at (212) 891-3586 or Lisan
L. Goines at (212) 891-3593. In addition, please send any additional written comments by facsimile to me at (212) 310-1687 and to Charles F. Niemeth at (212) 310-1886.

Thank you for your consideration.

Sincerely,

/s/ Robert A. Grauman
---------------------
Robert A. Grauman

Enclosures


December 23, 2005                                                         Page 8